1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 10, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC March 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – April 10, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for March 2019: On a consolidated basis, revenues for March 2019 were approximately NT$79.72 billion, an increase of 30.9 percent from February 2019 and a decrease of 23.1 percent from March 2018. Revenues for January through March 2019 totaled NT$218.70 billion, a decrease of 11.8 percent compared to the same period in 2018.

TSMC March Revenue Report (Consolidated):

(Unit:NT$ million)

Period	March 2019	February 2019	M-o-M Increase (Decrease) %	March 2018	Y-o-Y Increase (Decrease) %	January to March 2019	January to March 2018	Y-o-Y Increase (Decrease) %
Net Revenues	79,722	60,889	30.9	103,697	(23.1)	218,704	248,079	(11.8)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2019.

1.	Sales volume (in NT$ thousands)

Period	Items	2019	2018
Mar.	Net sales	79,721,587	103,697,437
Jan.–Mar.	Net sales	218,704,469	248,078,671

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	56,957,462	31,503,270

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	419,204,416	2,565,466

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	39,552,305
	Mark to Market Profit/Loss	(30,655)
	Unrealized Profit/Loss	(50,094)
Expired Contracts	Notional Amount	111,829,796
	Realized Profit/Loss	(262,363)
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,103,566
	Mark to Market Profit/Loss	(13,473)
	Unrealized Profit/Loss	(39,170)
Expired Contracts	Notional Amount	32,440,744
	Realized Profit/Loss	262,828
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	338,078
	Mark to Market Profit/Loss	(628)
	Unrealized Profit/Loss	(993)
Expired Contracts	Notional Amount	875,439
	Realized Profit/Loss	(3,061)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,427,575
	Mark to Market Profit/Loss	3,986
	Unrealized Profit/Loss	9,102
Expired Contracts	Notional Amount	10,849,125
	Realized Profit/Loss	(72,301)
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	8,081,167
	Mark to Market Profit/Loss	(52,727)
	Unrealized Profit/Loss	(78,727)
Expired Contracts	Notional Amount	1,675,568
	Realized Profit/Loss	(15,822)
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(45,228)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,334,698
	Mark to Market Profit/Loss	(57,247)
	Unrealized Profit/Loss	97,067
Expired Contracts	Notional Amount	16,259,742
	Realized Profit/Loss	(222,648)
Equity price linked product (Y/N)		N